KW 3/13/14

14048088

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Washington DC
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65698 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Cole Financial, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Anchor Plaza Parkway, Suite450
(No. and Street)

Tampa (City) FL (State) 33634 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R Haight 813-549-6263
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – *if individual, state last, first, middle name*)

201 East Kennedy Blvd, Suite 1500 Tampa, FL 33602
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PD 3/18/14

## OATH OR AFFIRMATION

I, Robert J. Wood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.W. Cole Financial, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE NAKTIN
MY COMMISSION # EE178774
EXPIRES March 06, 2016
(407) 398-0153 FloridaNotaryService.com

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# J.W. COLE FINANCIAL, INC.

## FINANCIAL STATEMENTS
## WITH ADDITIONAL INFORMATION

## YEAR ENDED DECEMBER 31, 2013

# J.W. COLE FINANCIAL, INC.

**YEAR ENDED DECEMBER 31, 2013**

TABLE OF CONTENTS

**SKODA MINOTTI**
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

We have audited the accompanying statement of financial condition of J.W. Cole Financial, Inc. (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.W. Cole Financial, Inc. as of December 31, 2013 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

SKODA MINOTTI

Skoda Minotti

Tampa, Florida
March 3, 2014

Tampa | 4301 Anchor Plaza Parkway, Suite 140, Tampa, Florida 33634 | Phone: (813) 288-8826 | Fax: (813) 288-8836
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

**J.W. COLE FINANCIAL, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2013**

## ASSETS

| | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 206,807 |
| Deposits with clearing organizations | | 1,301,781 |
| Receivable from broker-dealers and clearing organizations | | 711,200 |
| Notes receivable | | 235,800 |
| Deposits | | 30,617 |
| Property and equipment, net | | 360,347 |
| Other assets | | 316,355 |
| TOTAL ASSETS | $ | 3,162,907 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accrued expenses | $ | 53,882 |
| Retirement plan payable | | 167,803 |
| Commissions payable | | 567,223 |
| Notes payable | | 255,642 |
| Total Liabilities | | 1,044,550 |
| STOCKHOLDER'S EQUITY | | |
| Common stock, $12.902 par value, 100 shares authorized, 77.5 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 76,500 |
| Retained earnings | | 2,040,857 |
| Total Stockholder's equity | | 2,118,357 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 3,162,907 |

The accompanying notes are an integral part
of these financial statements.

## J.W. COLE FINANCIAL, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| **REVENUE** | |
| Commissions | $ 33,093,343 |
| **TOTAL REVENUE** | 33,093,343 |
| **OPERATING EXPENSES** | |
| Commissions | 25,431,463 |
| Salaries and wages | 3,821,508 |
| Office supplies and miscellaneous | 783,733 |
| Insurance | 297,070 |
| Professional fees | 369,713 |
| Licenses, taxes, and fees | 386,797 |
| Computer support and technology | 379,775 |
| Rent | 271,509 |
| Consultants | 81,091 |
| Depreciation and amortization | 106,878 |
| **TOTAL OPERATING EXPENSES** | 31,929,537 |
| **OPERATING INCOME** | 1,163,806 |
| **OTHER INCOME (EXPENSE)** | |
| Other income | 55 |
| Interest expense | (1,857) |
| **NET OTHER INCOME** | (1,802) |
| **NET INCOME** | $ 1,162,004 |

The accompanying notes are an integral part of these financial statements.

**J.W. COLE FINANCIAL, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2013**

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| **BALANCE, JANUARY 1, 2013** | $ 1,000 | $ 76,500 | $ 1,278,853 | $ 1,356,353 |
| Distributions | - | - | (400,000) | (400,000) |
| Net income | - | - | 1,162,004 | 1,162,004 |
| **BALANCE, DECEMBER 31, 2013** | $ 1,000 | $ 76,500 | $ 2,040,857 | $ 2,118,357 |

The accompanying notes are an integral part
of these financial statements.

## J.W. COLE FINANCIAL, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net income | $ 1,162,004 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 106,878 |
| Increase in deposits with clearing organizations | (407,488) |
| Increase in receivable from broker-dealers and clearing organizations | (352,988) |
| Increase in notes receivable | (182,800) |
| Increase in accrued expenses | 6,632 |
| Increase in retirement plan payable | 72,790 |
| Increase in commissions payable | 214,694 |
| Total adjustments | (542,282) |
| Net cash provided by operating activities | 619,722 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchases of property and equipment | (187,209) |
| Purchases of intangible assets | (180,000) |
| Net cash used in investing activities | (367,209) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Net decrease in notes payable | (27,539) |
| Distributions | (400,000) |
| Net cash used in financing activities | (427,539) |
| **NET DECREASE IN CASH** | (175,026) |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | $ 381,833 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 206,807 |
| **SUPPLEMENTAL DISCLOSURE** | |
| Interest paid during the year | $ 1,857 |
| Acquisition of intangible assets through issuance of a note | $ 200,000 |

The accompanying notes are an integral part of these financial statements.

## NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

J. W. Cole Financial, Inc. (the "Company") is a retail stock brokerage firm that clears trades through a correspondent member of the New York Stock Exchange on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA). Its customers are located throughout the United States and the principal office is located in Tampa, FL. The Company is licensed in several other states without having an office in those states.

### Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting whereby all revenues are recorded when earned and all expenses are recorded when incurred.

### Property and Equipment

Property and Equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years). The costs of replacements, renewals and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

### Securities Transactions

The clearing broker required the Company to make a deposit to secure customers accounts. The amount of this deposit is $75,000. The clearing broker has custody of all customer accounts and settles transactions for the Company. The Company charges commissions for transactions and pays the clearing broker for processing the transactions. Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expense for the year ended December 31, 2013 was $9,139.

## NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company with the unanimous consent of its stockholder has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the individual stockholder is taxed on their proportionate share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes has been included in the financial statements.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2013 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of December 31, 2013, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the tax years 2010 and thereafter.

Subsequent Events

Management has evaluated subsequent events through March 3, 2014, which was the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no material subsequent events that required recognition or additional disclosure.

## NOTE B – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations for the year ended December 31, 2013 is $711,200. The Company clears customer transactions through a broker-dealer on a fully disclosed basis.

## NOTE C – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2013, the Company exceeded all net capital requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2013, the ratio was .97 to 1.

## NOTE D – EXEMPTION FROM RULE 15c3-3

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

## NOTE E – RELATED PARTY TRANSACTIONS

The Company leased office space in Tampa, Florida from an entity which is 50% owned by the Company's shareholder. In January 2011, the Company renewed the lease for office space for a period of 36 months ending in December 2013. The Company paid $141,224 in lease payments during 2013.

## NOTE F – NOTES PAYABLE

Notes payable consist of the following as of December 31, 2013:

| | | |
|---|---|---|
| Note payable with interest at .20% and principal due March 10, 2014 | $ | 200,000 |
| Note payable to a financial institution, monthly installments of $1,320 with interest of 6.54%; collateralized by a vehicle with a net book value of $50,895; maturing on June 2015. | | 19,879 |
| Note payable to a financial institution, monthly installments of $1,124 with interest of 0%; collateralized by a vehicle with a net book value of $60,127; maturing on October 2016 | | 35,763 |
| | $ | 255,642 |

The Company's notes payable are scheduled to mature as follows:

Year Ending December 31,

| | | |
|---|---|---|
| 2014 | $ | 228,329 |
| 2015 | | 18,704 |
| 2016 | | 8,609 |
| | $ | 255,642 |

## NOTE G – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

## NOTE H – COMMON STOCK

The Company is authorized to issue 100 shares of common stock with a par value of $12.902 of which 77.50 shares were issued and outstanding as of December 31, 2013. Distributions are payable when declared by the Board of Directors. During 2013, the Company paid a $400,000 distribution to its shareholder.

## NOTE I – LEGAL MATTERS

From time to time, the Company may become involved in legal actions in the ordinary course of business. In the opinion of management, the ultimate resolution of any such legal proceedings will not have a material or adverse effect upon the Company's operations or financial position.

## NOTE J – PROFIT SHARING PLAN

The Company sponsors a 401(k) plan and a discretionary profit sharing plan for all eligible employees at least 21 years of age with at least one year of employment.

Participants may contribute a portion of their eligible compensation, up to 100%, to the 401(k) plan. The Company makes discretionary contributions up to a maximum of 100% match of the employees first 3% of compensation and a 50% match of the employees next 2% of compensation. The Company's matching contribution to the 401(k) plan was $70,678 for the year ended December 31, 2013. The profit sharing plan also allows the Company to make discretionary contributions which were $167,803 for year ended December 31, 2013. The participant and Company contributions to both plans are limited to amounts allowed under provisions of the Internal Revenue Code.

## NOTE K – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013:

| | |
|---|---|
| Automobiles | $ 127,901 |
| Office furniture and equipment | 224,907 |
| California property and equipment | 20,000 |
| Leasehold Improvements | 106,067 |
| Computers | 27,676 |
| Software | 10,000 |
| Other | 4,224 |
| | 520,775 |
| Less: accumulated depreciation | (160,428) |
| | $ 360,347 |

## NOTE L – BROKER NETWORK

Effective May 10, 2013 the Company entered into an asset purchase agreement to acquire certain assets of another retail stock brokerage firm for $400,000 comprised of $200,000 in cash and $200,000 in notes payable. The primary assets acquired were the rights to the customer account and registered representative agreements. Based on the anticipated cash flows to be realized from these relationships, the Company has assigned a value of $380,000 to the acquired "Broker Network" which will be amortized over 36 months. As of December 31, 2013 the balance of Broker Network asset was $316,667 net of accumulated amortization of $63,333 and was included in Other Assets on the Statement of Financial Condition.

The remaining $20,000 of the purchase price was assigned to property and equipment.

## NOTE M – LEASE COMMITMENTS

In November 2013 the Company entered into a ninety month lease for office space which included ten months of free rent. The Company is accruing approximately $15,000 a month in lease expense to amortize the ten months of free rent over the term of the lease agreement.

In conjunction with the asset purchase described in Note L, the Company assumed a lease for office space with monthly payments of approximately $9,600 which expires in 2016.

Minimum future annual rent expense for these two leases is as follows:

| | |
|---|---|
| 2014 | $ 296,000 |
| 2015 | 296,000 |
| 2016 | 266,000 |
| 2017 | 180,000 |
| 2018 and thereafter | 600,000 |
| Total | $1,638,000 |

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION**

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

We have audited the accompanying financial statements of J.W. Cole Financial, Inc. (the "Company") as of and for the year ended December 31, 2013, and have issued our report thereon dated March 3, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI

Skoda Minotti

Tampa, Florida
March 3, 2014

Tampa | 4301 Anchor Plaza Parkway, Suite 140, Tampa, Florida 33634 | Phone: (813) 288-8826 | Fax: (813) 288-8836
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | *ph* 440 449 6800 | *fx* 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

**J.W. COLE FINANCIAL, INC.**
**SUPPLEMENTARY FINANCIAL INFORMATION**
**YEAR ENDED DECEMBER 31, 2013**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

Not applicable due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

See the report of Independent Registered Public Accounting Firm.

**J.W. COLE FINANCIAL, INC.**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL**
**PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2013**

Net Capital

| | | |
|---|---|---|
| Stockholder's Equity | $ | 2,118,357 |
| Deductions - Non allowable assets: | | |
| Property and equipment, net | | (360,347) |
| Notes receivable | | (235,800) |
| Other assets | | (316,355) |
| Deposits | | (30,617) |
| Haircut pursuant to 15c3-1 (f) | | (87,532) |
| Total deductions | | (1,030,651) |
| Net capital | | 1,087,706 |
| Net capital requirement | | 100,000 |
| Excess net capital | $ | 987,706 |

See the report of Independent Registered Public Accounting Firm.

**J.W. COLE FINANCIAL, INC.**
**SCHEDULE II**
**RECONCILIATION OF NET CAPITAL**
**PURSUSANT TO RULE 17a5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2013**

| | Audited | Unaudited | Increase (Decrease) |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL: | | | |
| Total stockholders' equity from statement of financial condition | $ 2,118,357 | $ 2,194,128 | $ (75,771) |
| Less: Stockholders' equity not allowable for net capital | - | - | - |
| Total stockholders' equity qualified for net capital | 2,118,357 | 2,194,128 | (75,771) |
| Total other deductions | (943,119) | (1,009,784) | 66,665 |
| Net capital before haircuts on security positions | 1,175,238 | 1,184,344 | (9,106) |
| Haircuts on securities pursuant to 15c3-1 | (87,532) | (87,531) | (1) |
| Net capital | $ 1,087,706 | $ 1,096,813 | $ (9,107) |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | | |
| Minimum net capital required | $ 69,637 | $ 69,030 | $ 607 |
| Minimum dollar requirement | $ 100,000 | $ 100,000 | $ - |
| Net capital requirement | $ 100,000 | $ 100,000 | $ - |
| Excess net capital | | | |
| Net capital | $ 1,087,706 | $ 1,096,813 | $ (9,107) |
| Less: Net capital requirement | (100,000) | (100,000) | - |
| Total | $ 987,706 | $ 996,813 | $ (9,107) |
| Excess net capital at 1000 percent | $ 9,877,060 | $ 9,968,130 | $ (91,070) |
| AGGREGATE INDEBTEDNESS: | | | |
| Aggregate indebtedness liabilities | $ 1,044,550 | $ 1,044,550 | $ - |
| Percent of aggregate indebtedness to net capital | 96.03% | 95.24% | 0.80% |
| Percent of debt to debt-equity computed in accordance with Rule 15c3-1 | 0% | 0% | 0% |

See the report of Independent Registered Public Accounting Firm.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

The Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements of J.W. Cole Financial, Inc. (the "Company") for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tampa | 4301 Anchor Plaza Parkway, Suite 140, Tampa, Florida 33634 | Phone: (813) 288-8826 | Fax: (813) 288-8836
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Tampa, Florida
March 3, 2014

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC GENERAL ASSESSMENT RECONCILIATION**

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by J.W. Cole Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating J. W. Cole Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J.W. Cole Financial, Inc.'s management is responsible for J.W. Cole Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Tampa, Florida
March 3, 2014

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065698 FINRA DEC
J W COLE FINANCIAL INC 14*14
6928 W LINEBAUGH AVE STE 101
TAMPA FL 33625-5803

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Gary R. Haight

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 16,332 |
| B. Less payment made with SIPC-6 filed (**exclude interest**) | | ( 6,015 ) |
| ______ Date Paid | | |
| C. Less prior overpayment applied | | ( -0- ) |
| D. Assessment balance due or (overpayment) | | 10,317 |
| E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum | | -0- |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 10,317 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 10,317 | |
| H. Overpayment carried forward | $( ______ ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J. W. Cole Financial Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 14.

Robert Wood President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 32,749,083 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | -0- |
| (2) Net loss from principal transactions in securities in trading accounts. | -0- |
| (3) Net loss from principal transactions in commodities in trading accounts. | -0- |
| (4) Interest and dividend expense deducted in determining item 2a. | -0- |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | -0- |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | -0- |
| (7) Net loss from securities in investment accounts. | -0- |
| Total additions | -0- |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 25,649,277 |
| (2) Revenues from commodity transactions. | -0- |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | -0- |
| (4) Reimbursements for postage in connection with proxy solicitation. | -0- |
| (5) Net gain from securities in investment accounts. | 326,146 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | -0- |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | -0- |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | 99,900 |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0- | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 140,882 | |
| Enter the greater of line (i) or (ii) | 140,882 |
| Total deductions | 26,216,206 |
| 2d. SIPC Net Operating Revenues | $ 6,532,877 |
| 2e. General Assessment @ .0025 | $ 16,332 (to page 1, line 2.A.) |